UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 April 04, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES EUROPEAN PROTEIN DISTRIBUTION DEAL WITH TALECRIS
BIOTHERAPEUTICS

LEIDEN, THE NETHERLANDS, APRIL 3, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced a long-term distribution deal with North Carolina-headquartered Talecris Biotherapeutics, GmBH.

Under the terms of the agreement, Crucell will serve as the exclusive distributor of Talecris' Prolastin(R) (alpha-1 proteinase inhibitor) in 9 Western European countries, replacing current distributor, Bayer.

Fully praising the completion of the extraordinary deal, Crucell's President and Chief Executive Officer, Dr. Ronald H.P. Brus said, "We are very proud to work with such a well-established and respected company and take over the distribution from Bayer. Not only does this deal match with our mission to advance in the therapeutic proteins arena but it also strengthens Crucell's global credibility and serves as a major step on our expansion path."

This unique distribution deal makes the first full use of Crucell's newly integrated pan-European marketing and sales organization created through the acquisitions of Berna Biotech and SBL Vaccines in 2006.

Alpha-1 treatments are currently sold across Europe and North America. The current North American annual market size is estimated to be over US$250 million.

ABOUT ALPHA-1

Alpha-1-Antitrypsin Deficiency, also known as AATD or Alpha-1, is an inherited disorder that causes significant reduction in the naturally occurring protein AAT. AATD is also the most common cause of genetic liver disease in children, and genetic emphysema (shortness of breath) in adults. Individuals suffering from AATD often develop severe obstructive pulmonary diseases (COPD) causing disability and premature death. Alpha-1 is most common in the Caucasian population of Northern Europe and North America, affecting approximately 150,000 people.

ABOUT PROLASTIN

Prolastin(R) is indicated for chronic augmentation therapy of individuals having hereditary deficiency of alpha-1 proteinase inhibitor with clinically demonstrable panacinar emphysema. Individuals with selective IgA deficiencies who have known antibody against IgA should not receive Prolastin(R), since these patients may experience severe reactions, including anaphylaxis, to IgA which may be present.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases as well as therapeutic proteins for various indications. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                             FOR CRUCELL IN THE US:
Leonard Kruimer                          REDINGTON, INC.
Chief Financial Officer                  Thomas Redington
Tel. +31-(0)71-524 8722                  Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com              tredington@redingtoninc.com


Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    April 04, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer